Exhibit 99.2

[Gebr. Knauf KG Letterhead]

PRIVATE AND CONFIDENTIAL

March 15, 2018

Steven F. Leer

Chairman of the Board of Directors

Jennifer F. Scanlon

President and Chief Executive Officer and Member of the Board of Directors

USG Corporation
550 West Adams Street

Chicago, Illinois 60661

Dear Steven and Jenny:

As previewed at our meeting in New York earlier this week and further to our proposal letter dated November 29, 2017 (which we re-attach for convenience), we are writing on behalf of Gebr. Knauf KG (“Knauf”) to submit a revised indicative and non-binding proposal for the acquisition of 100% of the outstanding shares of USG Corporation (“USG” or the “Company”) (the “Transaction”).

We continue to believe there is compelling strategic logic to our proposed Transaction and that Knauf would provide the best possible custodian to ensure the long term success of USG’s operations, brand and people.  We are unwavering in our focus to bring this Transaction to fruition and continue to believe we are offering an attractive cash-certain price.

As a result, we were disappointed by your letter dated December 20, 2017 and USG’s refusal expressed on our subsequent phone call to engage in further transaction discussions with us.  Following our phone call in December, as you suggested, we have awaited and reviewed your 2017 annual report and attended your investor day on March 8th.  We have carefully considered the additional data provided in these forums along with the various valuation comments you had made on our phone call.

As we communicated in our November meeting, we are not opportunistic in our timing relative to daily share prices but rather focused on what we believe to be the sustainable long-term value of the business.  As a leading global building products company and having been invested in USG for almost two decades, we both know that at the heart of the matter this is a mature and cyclical industry.

Revised Proposal Terms

Based on our conversation in New York, we are willing to increase our price in order to demonstrate our seriousness and our desire to move forward with a Transaction that delivers full and fair value to all shareholders.

We propose to acquire 100% of USG’s outstanding common shares at a cash purchase price of $42.00 per share which provides USG shareholders with risk-free, substantial and immediate cash-certain value representing:

•                  an attractive multiple of 11.2x 2017 fully adjusted EBITDA, which we believe is very compelling relative to precedent transactions in our industry

•                  a premium of 21% to USG’s volume weighted average price since USG’s release of full-year results ($34.63) and 30% to the 12-months average price ($32.36), both based on closing prices as of March 14, 2018

•                  value in excess of the highest closing share price over the last decade and since the global financial crisis ($40.82 reached on January 8, 2018)

Our proposal is based on our review of publicly available information.  We remain ready and willing to engage in discussions to explore further potential pockets of value with the benefit of access to non-public information as part of our focused due diligence with minimal disruption to the USG organization.

Other aspects of our proposal (as further detailed in our November letter) are:

•                  Strong strategic rationale

•                  Good custodian for the business with thoughtful approach to integration, employment opportunities and preservation of heritage

•                  Strong ability to consummate a transaction including financing certainty and a smooth pathway to all required approvals

Next Steps

We strongly prefer to conduct our discussions with you privately and are eager to meet with you at your earliest convenience to discuss next steps.  We and our advisors (Morgan Stanley, Baker McKenzie, PricewaterhouseCoopers) stand ready to commence focused due diligence immediately.

This revised proposal presents an immediate high-value cash-certain monetization opportunity for USG shareholders that de-risks any future business plan execution and cyclicality while creating a stronger company.  We are convinced that our offer is highly attractive and will win the approval of at least 80% of the company owners.

As you know, we have been patient and supportive of USG management and have always voted with USG’s management and board, even during challenging times over the years.  Should you choose not to engage in good faith discussions with us we may reconsider our behaviour.

We appreciate your timely consideration of this revised proposal and look forward to your response.  Please feel free to contact us in the interim with any questions or clarification you may require.

Very truly yours,

Alexander Knauf	Manfred Grundke
General Partner	General Partner
Gebr. Knauf KG	Gebr. Knauf KG